UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.
(Name of Subject Company (issuer))

CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Options to Purchase Common Stock, par value $.10 per share
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Kenneth V. Handal
Executive Vice President, Co-General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
David Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$3,102,786	$332.00

*                           Calculated solely for purposes of determining the filing fee. This amount assumes that Eligible Options to purchase 1,159,270 shares of common stock of  CA, Inc. , having an aggregate value of $3,102,786 as of November 2, 2006 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**                    The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                      third-party tender offer subject to Rule 14d-1.

☒                    issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by CA, Inc., a Delaware corporation (the “Company”), to cancel certain stock options previously granted to its employees under its 1991 Stock Incentive Plan, as amended and restated (the “1991 Plan”) with a grant date of July 20, 2000 in exchange for new options (the “New Options”).  The options granted on July 20, 2000 entitle the option holders to purchase shares of the Company’s common stock at  an exercise price per share of  $27.00. The Company recently determined that the fair market value of the Company’s common stock on the measurement date for those options for accounting and tax purposes was $37.50 per share, or $10.50 higher than the $27.00 per share exercise price. CA is making this offer because of potential adverse tax consequences to the option holders that apply when the exercise price of stock options is lower than the market price of a company’s stock on the measurement date for tax purposes. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 and is being filed in conjunction with communications made relating to the commencement of the Tender Offer.

Item 1.     Summary term sheet.

        The information set forth under “Summary Term Sheet” in the Offer is incorporated herein by reference.

Item 2.     Subject company information.

        (a)   The name of the issuer is CA, Inc. and the address and telephone number of its principal executive offices are One CA Plaza, Islandia, New York 11749-7000, (631) 342-6000.

        (b)   As of October 31, 2006, options to purchase 9,128,599 shares of the Company’s common stock were issued and outstanding under the 1991 Plan, including Eligible Options to purchase up to 1,159,270 shares. As of October 31, 2006 options to purchase 10,270,106 shares of common stock pursuant to options granted under the Company’s 2002 Incentive Plan and 526,535,801 shares of Common Stock were outstanding.

        (c)   The information set forth in the Offer under “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.     Identity and background of filing person.

        The Company is also the filing person. The Company’s address and telephone number is set forth in Item 2(a) above. The information set forth in the Offer under “Interests of Directors and  Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

Item 4.     Terms of the transaction.

        (a)   The information set forth in the Offer under “Summary Term Sheet,” “Eligible Participants; Eligible Options; Grant of New Options; Expiration Date; Additional Considerations,” “Purpose of the Offer,” “Procedures for Accepting the Offer to Exchange Eligible Options for New Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Cancellation,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of New Options,” “Status of Options Cancelled by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences,” “Extension of Offer; Termination; Cancellation” and “Fees and Expenses” is incorporated herein by reference.

        (b)   The information set forth in the Offer under “Interests of Directors and  Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

Item 5.     Past contracts, transactions, negotiations and agreements.

        The information set forth in the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

Item 6.     Purposes of the transaction and plans or proposals.

        The information set forth in the Offer under “Purpose of the Offer” and “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers; “ is incorporated herein by reference.

Item 7.     Source and amount of funds and other consideration.

        The information set forth in the Offer under “Source and Amount of Consideration” and “Conditions of the Offer” is incorporated herein by reference.

Item 8.     Interest in securities of the subject company.

        The information set forth in the Offer under “Interests of Directors and  Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers “ is incorporated herein by reference.

Item 9.     Persons/assets retained, employed, compensated or used.

        The information set forth in the Offer under “Fees and Expenses” is incorporated herein by reference.

Item 10.     Financial statements.

        The information set forth in the Offer under “Information Concerning CA” is incorporated herein by reference.

Item 11.     Additional information.

        The information set forth in the Offer under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers,” “Legal Matters; Regulatory Approvals,” “Fees and Expenses,” and “Additional Information”  is incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)	Offer to Exchange, dated November 7, 2006.

(a)(2)	Form of Announcement Regarding Tender Offer.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Forms Of Acknowledgement Of Receipt Of Letter Of Transmittal/Withdrawal Form.

(a)(6)	Form Of Reminder Of Expiration Date.

(a)(7)	Form Of Cover E-Mail To Accompany Letter Of Transmittal.

(a)(8)	CA, Inc. Offer To Exchange Eligible Options For New Options Frequently Asked Questions.

(a)(9)	Form of Notice Regarding Expiration of Offer

(a) (10)	Form of CA, Inc. Non-Qualified Stock Certificate for New Options

(a) (11)	Form of Amendment of Stock Option certificate(for Option with Grant date of July 20, 2000 and Exercise Price per share of $27.00)

(b)	Not Applicable.

(d)(1)

Stockholder Protection Rights Agreement between CA, Inc. and Mellon Investor Services LLC, as Rights Agent, dated as of October 16, 2006 (previously filed as Exhibit 4.1 to the Company’s Report on form 8-K dated October 16, 2006 and incorporated herein by reference).

(d)(2)	1991 Stock Incentive Plan, as amended (previously filed as Exhibit A to the Company’s definitive Proxy Statement dated July 11, 1991 and incorporated herein by reference).

(d)(3)	1998 Incentive Award Plan (previously filed on Exhibit B to the Company’s Proxy Statement dated July 6, 1998, and incorporated herein by reference).

(d)(4)	CA, Inc. Year 2000 Employee Stock Purchase Plan (previously filed on Exhibit A to the Company’s Proxy Statement dated July 12, 1999, and incorporated herein by reference).

(d)(5)

CA, Inc. 2002 Incentive Plan, effective April 1, 2002 (Amended and Restated Effective as of March 31, 2004), as amended May 20, 2005 (previously filed as Exhibit B to the Company’s Proxy Statement dated July 26, 2002, and incorporated herein by reference).

(d)(6)	CA, Inc. 2003 Compensation Plan for Non-Employee Directors (previously filed as Exhibit A to the Company’s Proxy Statement dated July 17, 2003, and incorporated herein by reference).

(d)(7)

Employment Agreement, dated November 22, 2004, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference).

(d)(8)	Restricted Stock Unit Agreement for John A. Swainson (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference).

(d)(9)

CA, Inc. Change in Control Severance Policy (previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference).

(d)(10)	Form of Restricted Stock Unit Certificate (previously filed as Exhibit 10.1 to the Company’s Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference).

(d)(11)	Form of Non-Qualified Stock Option Certificate (previously filed as Exhibit 10.2 to the Company’s Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference).

(d)(12)

Agreement, dated April 11, 2005, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference).

(d)(13)

Agreement, dated April 11, 2005, between the Company and Michael J. Christenson (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference).

(d)(14)

Amended and Restated Employment Agreement, dated as of June 27, 2006, between the Company and Michael J. Christenson (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 26, 2006, and incorporated herein by reference).

(d)(15)	Form of RSU Award Certificate (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(16)	Form of RSU Award Certificate (Employment Agreement) (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(17)	Form of Restricted Stock Award Certificate (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(18)

Form of Restricted Stock Award Certificate (Employment Agreement) (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(19)	Form of Non-Qualified Stock Option Award Certificate (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(20)

Form of Non-Qualified Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(21)	Form of Incentive Stock Option Award Certificate (previously filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(22)

Form of Incentive Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).

(d)(23)

CA, Inc. Deferred Compensation Plan for John A. Swainson, dated April 29, 2005 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference).

(d)(24)

Trust Agreement between Computer Associates International, Inc. and Fidelity Management Trust Company, dated as of April 29, 2005 (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference).

(d)(25)

Amended and Restated CA, Inc. Executive Deferred Compensation Plan, effective April 1, 2006 (previously filed as Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference).

(d)(26)	Form of Deferral Election (previously filed as Exhibit 10.52 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference).

(d)(27)

Amendment, dated August 24, 2005, to Employment Agreement between Computer Associates International, Inc. and John A. Swainson (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated August 24, 2005, and incorporated herein by reference).

(d)(28)

Modified compensation arrangements for the non-employee directors of the Company, effective August 24, 2005 (previously filed as Item 1.01 of the Company’s Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference).

(d)(29)

Amendment to the CA, Inc. 2003 Compensation Plan for Non-Employee Directors, dated August 24, 2005 (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference).

(d)(30)

Employment Agreement, dated as of August 1, 2006, between the Company and Nancy Cooper (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated as of July 27, 2006, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.     Information required by Schedule 13E-3.

        Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CA, INC.

By:	/s/ KENNETH V. HANDAL

Name:	Kenneth V. Handal
Title:	Executive Vice President, Co-General Counsel and Corporate Secretary

Date: November 7, 2006